MANAGEMENT DISCUSSION AND ANALYSIS

For the year ended December 31, 2006

Norsat International Inc. | SYMBOL: NII (TSX)

110- 4020 Viking Way | Richmond | British Columbia | Canada | V6V 2N2.

tel : 604-821-2800 | fax: 604-821-2801 | www.norsat.com

Norsat International Inc.                      Management Discussion & Analysis

1.1

Date

The following management discussion and analysis as of March 30, 2007 should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2006, 2005 and 2004, and related notes included therein, which has been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  These principles differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). The differences as they affect the financial statements of the Company are described in Note 20 to the Company’s audited consolidated financial statements.

All amounts following are expressed in Canadian Dollars unless otherwise indicated. Additional information relating to the Company, including the Company’s annual report and 20F for the year ended December 31, 2006, may be found on the Company’s web page at www.norsat.com and at www.sedar.com.

Forward Looking Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

1.2

Business Overview and 2006 Highlights

OVERVIEW OF THE BUSINESS

Norsat International Inc. (“the Company”) designs, develops and markets satellite ground equipment which enables high speed transmission of data, audio and video over commercial and military satellites.  The Company’s equipment is located on earth and thus falls under the broad category of “satellite ground equipment”. The Company concentrates on ground equipment that is central to the transmission and reception of content for commercial and military applications, as opposed to consumer applications such as direct-to-home broadcasting.

The Company’s business operates through two business segments – Microwave Products and Satellite Systems.

The Microwave Products segment designs, develops and markets receivers, transmitters and power amplifiers. The Satellite Systems segment designs, develops and markets portable satellite systems, related accessories and services. These Microwave Products and Satellite Systems are designed to interoperate with geostationary satellites orbiting the earth.  The products permit users to establish a broadband communications link (up to 9 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and moving video.

Microwave Products

Microwave components enable the transmission, reception and amplification of signals to and from satellites. The Company’s product portfolio of microwave components includes a comprehensive range of satellite receivers (LNBs), transmitters (BUCs), transceivers, solid-state power amplifiers (SSPAs) and other customized products.

Satellite Systems

Satellite Systems provide rapidly deployable broadband connectivity over satellite where traditional communications infrastructure is insufficient, unreliable, damaged or non-existent. The Company’s product portfolio of portable satellite systems includes the Norsat GLOBETrekker and OmniLink satellite systems.

Norsat International Inc.                      Management Discussion & Analysis

The GLOBETrekker is an intelligent, ultra-portable satellite system that enables users to establish a reliable broadband connection on short notice. It is designed to be carried in a backpack, is airline checkable, and fits in small vehicles. The GLOBETrekker is ideal for users who are highly mobile. Examples of such users include special forces, first responders, business continuity managers, search and rescue personnel and journalists.

The OmniLink™ product family also addresses the demanding needs of users seeking to establish broadband connectivity on a temporary basis but for longer periods of time. This product line is ideal for use by government and peacekeeping agencies, broadcasters, resource exploration companies, distance education institutions, financial institutions, and large corporations.

Satellite-based communications employ satellites that are orbiting the earth to transmit and receive content. The Company’s equipment interoperates with satellites that orbit the earth at the same speed that the earth rotates. The satellite thus appears to be at the same point relative to the earth’s surface, thus giving the impression that the satellite is “stationary”. These satellites are known as geostationary satellites, or satellites in geostationary orbit (orbiting approximately 22,300 miles above the earth).

While geostationary satellites are operated on a commercial basis and are fairly standard in their operation, some are owned and operated by militaries and may have unique characteristics. The Company’s equipment has been standardized to the point that it can operate on most satellites, without further customization.

The satellite industry is seeing a broad-based recovery across all sectors of the market including the commercial and military markets. Satellites are proving to be particularly attractive to user communities who are on the move and need to access greater bandwidth than that offered by most other wireless terrestrial technologies. The Company’s products operate on widely deployed commercial Ku-band satellites; some of our products operate on other commercial (C-band and Ka-band) and military (Ka-band and X-band) satellites as well.

While the Company’s products have traditionally addressed the US government and broadcast television markets, there is growing interest from other NATO militaries; high-end commercial enterprise customers benefiting from the growth in commodity prices and the transportation companies who serve them; and commercial enterprise and government customers seeking to implement business continuity programs.

The Company’s primary value proposition is rooted in its longevity and reputation for quality. Customers with critical applications tend to place significant value in the quality of Norsat products and the after sales support infrastructure.

The Company sells most of its microwave components and portable satellite system, other than those bound for the US Government, through resellers. Almost all of the portable satellite systems sold to the US Government have been through the Company’s direct sales force with a few exceptions. In 2006, the Company finalized contract vehicles which enable end users in the government to purchase the Company’s products:

In May 2006, the Company was awarded a five year Federal Supply Schedule contract by the General Services Administration (GSA). This is a contract vehicle which enables federal, state and local governments in the United States to procure the Company’s satellite communications equipment and solutions.

In August 2006, the Company was named a subcontractor to Arrowhead Global Solutions who is the holder of a five year IDIQ (indefinite quantity indefinite period) contract vehicle with the United States Navy.

2006 ANNUAL OVERVIEW

Throughout 2005, the Company experienced strong growth primarily as a result of our strengthening position within the defense markets. Customer concentration increased in the Company’s revenue base in 2005 with the U.S. government accounting for over 75% of the Satellite Systems business unit. Following revenue growth in 2005, the Company experienced a significant reduction in business in 2006 relative to 2005 due to, among other things, delays in the award of military contracts. These delays depressed sales in our Satellite Systems business unit for much of the first three quarters; substantial improvements were realized in the fourth quarter following a number of contract awards immediately prior to the end of the U.S. Government fiscal year on September 30th.

The delays in orders had taken a substantial toll by the end of the second quarter with net losses for the six month period ending June 30th reaching almost $3 million. Working capital had become tied up in inventory and could not support the existing operating cost structure. Inventory levels had reached a record $5.3 million; cash and accounts receivables totaled $2.86 million with current liabilities totaling $5.69 million.

On September 8th, 2006, the Board of Directors initiated a change in the Company’s administration in an effort to return the Company to a path of sustained profitability and revenue growth.

Norsat International Inc.                      Management Discussion & Analysis

Dr. Amiee Chan was appointed President and CEO, replacing Mr. William J. Coyne III. Dr. Amiee Chan was formerly the Vice President of Operations at the Company, a senior product management executive at CREO (now Kodak Canada); and Director of Engineering at the Company.

Ms. Cathy Zhai was appointed Interim CFO, to replace George Dorin. Ms. Zhai began her career at Norsat as the Corporate Controller in August 2006. On January 12th, 2007, she was confirmed as the CFO.

Mr. Randy Witten was promoted to the role of Vice President of Sales in September 2006, replacing William Comerford. Mr. Witten’s mandate includes global sales management for the Company and  overseeing the Company’s Virginia subsidiary, Norsat International (America) Inc.

Mr. Pervez Siddiqui, Vice President of Marketing, now reports directly to Dr. Chan.  He is responsible for product management, channel management, marketing communications and investor relations.

Mr. Michael Schefter, Director of Engineering, now reports directly to Dr. Chan, President and CEO.  Mr. Schefter was promoted to this role in August 2006, having been with the company and its predecessors, IMT Comsys and MPR Teltech for seventeen years.

By the end of September, the monthly operating expenses had been substantially reduced by rationalizing the work force, engaging third parties to undertake certain in-house functions and relocating to a more modest facility.

Sales growth in the fourth quarter was helped by the company’s nascent channel program. The Company received $1.77 million in orders for our satellite systems products from channel partners. Sales for the fourth quarter topped $5.42 million compared to $3.15 million in the third quarter. As a result, the Company obtained net profit of $0.53 million in the fourth quarter.

The liquidity had improved by the end of the fourth quarter with $4.59 million in cash and accounts receivable as compared to the third quarter of $4.05 million mainly due to an improvement in sales in the fourth quarter.

As at December 31, 2006, the Company has a US$2 million convertible note due on March 31st, 2007. The Company intends to extend a portion of the convertible debt. However, an agreement with the lenders has not been finalized as yet.

The Company continues to believe that the long term prospects in the satellite industry remain strong, driven by the net-centric transformation of militaries, growth in homeland security spending and the emergence of non-traditional applications such as business continuity and content production by novice entities.

Key factors that will be expected to affect the Company’s revenue growth in the near term remain the timing of the award of major military and certain other commercial projects. It is expected that competition will continue to intensify as more companies focus on opportunities in this market which will likely put pressure on our gross margins.

Having restructured the company, management is very focused on implementing a business model which will serve to (i) add a recurring revenue stream through a range of services, (ii) broaden the company’s portfolio to include the sale of comprehensive solutions, (iii) actively recruit and cultivate channel partners to resell our products, and (iv) diversify the base of customers to include non-defense customers.

2006 HIGHLIGHTS

January 2006

Norsat received orders from the United States Air Force and a Tanzanian-based broadcaster, Sahara Communications. The latter was announced in February. Both are relatively small orders but reflect the progress the Company is making with other parts of the United States defense forces and in international markets.

March 2006

Norsat raised US $3 million for working capital purposes. The private placement calls for the sale of 1,021,744 units at US$3.00 per unit. Each unit consists of 4 common shares and 3 common share purchase warrants. Each warrant had an exercise price of US$0.75 and a term of two years.

Norsat shipped its first GLOBETrekker to a large defense integrator in the United States.

Norsat International Inc.                      Management Discussion & Analysis

April 2006

Norsat announced that subject to a definitive agreement, Norsat will license the GLOBETrekker technology to a third party; and the party will co-brand, resell and manufacture GLOBETrekkers. The parties have yet to conclude this definitive agreement.

May 2006

Norsat was awarded a five year Federal Supply Schedule contract by the General Services Administration (GSA). This is a contract vehicle which enables federal, state and local governments in the United States to procure the Company’s satellite communications equipment and solutions.

June 2006

Norsat signed a Taiwanese engineering firm to promote and support the GLOBETrekker product line in Taiwan. The Company also set up a Baghdad-based Maintenance Depot in conjunction with the United States military, to support  Norsat systems in the field.

August 2006

Arrowhead Global Solutions was awarded a five year IDIQ (indefinite quantity indefinite period) contract. This was a multiple award which means that each of the awardees still need to compete for each task order under this contract. Norsat is the named subcontractor to Arrowhead Global Solutions in this contract.

September 2006

The Board of Directors appointed the former Vice President of Operations, Dr. Amiee Chan President and CEO, replacing William Coyne III. Mr. Randy Witten was promoted to Vice President, Sales, replacing William Comerford. Ms. Cathy Zhai, the former Corporate Controller, was named Interim CFO to replace George Dorin. Pervez Siddiqui, Vice President, Marketing, now reports to Dr. Amiee Chan.

Norsat raised US $1 million in short term, secured debentures convertible into common shares (“September Private Placement”) from a single institutional investor.

October 2006

Norsat is awarded a number of contracts at the end of the US Government’s fiscal year including a contract to supply Guantanamo Bay, US Central Command and the United States Army.

November 2006

The Institutional Investor decides to convert $1 million in convertible debentures issued in the previous month, into common shares at US $0.40 per share and share purchase warrants at US$0.45. Norsat re-prices warrants issued in March to match the lower price of the September Private Placement.

December 2006

Norsat registered an Amended ESOP (Employee Share Ownership Plan) with the British Columbia Ministry of Finance to enable employees and directors to purchase equity in the Company. The private placement closed on January 12th, 2007.

Norsat forges a strategic relationship with Sat-Comm, a UK-based designer and manufacturer of Satellite Newsgathering (SNG) equipment for the broadcast industry.  Sat-Comm will distribute Norsat products in the region on a non-exclusive basis.

Norsat International Inc.                      Management Discussion & Analysis

1.3

Selected Annual Financial Information

Annual Financial Data (Expressed in thousands of dollars, except per share amounts)
	Year Ended December 31
	2006	2005	2004
	$	$	$
Sales	15,256	18,116	17,521
(Loss) earnings from continuing operations before taxes	(4,397)	(5,888)	424
Net (loss) earnings	(4,348)	(5,889)	1,153
(Loss) earnings per share from continuing operations	(0.09)	(0.14)	0.01
(Loss) earnings per share, basic and diluted	(0.09)	(0.14)	0.03
Total Assets	9,820	10,524	12,199
Long-term debt	nil	2,008	1,468

1.4

Result of Operations

	Three months ended December 31, (Unaudited)		Year ended December 31,
	2006	2005	2006	2005
Sales (in $000’s)	$	$	$
Microwave Products	2,297	3,330	$ 8,995	$ 10,052
Satellite Systems	3,127	1,392	6,261	8,064
Total	5,424	4,722	$ 15,256	18,116
Gross Profit margin	%	%	%	%
Microwave Products	53	30	43	45
Satellite Systems	44	37	38	44
Average gross margin	48	32	41	45

Total sales for 2006 was $15.3 million, down from the $18.1 million earned in 2005.

Sales from Microwave Products were $9.0 million, down by 11%, compared to $10.1 million in 2005, mainly due to continued market price erosion.  Sales of Satellite Systems were $6.3 million, down by 22%, compared to $8.1 million in 2005. This was largely due to lower sales to the US military.

The overall gross margins in 2006 were 41% compared to 45% in the prior year.

The gross profit margin for Microwave Products was 43% in line with the prior year of 45% due to continuing initiatives to achieve significant reductions in the cost of products.  The gross profit margin for the Satellite Systems reduced to 38% in 2006 from 44% in 2005 mainly due to physical count variance and a large obsolescence allowance of $1.9 million reflecting slower inventory turns resulting from over purchases at the end of 2005 and the beginning of 2006 based on the unrealistic forecasts of 2006 sales.

Norsat International Inc.                      Management Discussion & Analysis

	Three months ended December 31, (Unaudited)		Year ended December 31,
	2006	2005	2006	2005
Expenses (in $000’s)	$	$	$	$
Selling, general and administrative	1,510	2,358	7,743	9,622
Product development	205	626	1,768	2,276
Amortization	75	111	505	626
	1,790	3,095	10,016	12,524

Selling, general and administrative (SG&A) expenses decreased by 20% to $7.7 million in 2006 from $9.6 million in 2005.

Selling and marketing efforts continue to be focused on our customers needs, and on developing strong partnerships with resellers in key markets. In 2006 the Company was also focusing on improving efficiency by reducing administrative costs.

Administrative costs decreased significantly to $1.5 million in 2006 from $2.3 million in 2005, mainly due to the restructuring in 2006 aimed at improving efficiency and profitability. The decrease was comprised of travel-related expense of $0.3 million, salaries and consulting fees of $1.7 million as a result of staff reduction which was partially off set by severance packages totaling $0.3 million. Other administrative expenses were reduced accordingly including rent and insurance in the fourth quarter.

Administrative expenses included a charge for stock based compensation of $62,000 in 2006 compared with a charge of $833,000 in 2005 mainly due to forfeitures caused by change of the executive team, partially offset by new grants in 2006.

Product development activities decreased by 22% to $1.8 million in 2006 from $2.3 million in 2005. The significant decrease reflects the prior year R&D expenses incurred to develop the GlobeTrekker family of products.

Amortization expenses reduced to $0.5 million compared to $0.6 million in 2005. The Company has purchased an ERP system in 2006. However, the amortization will not commence until implementation.

On-going development activities are focused on projects generating near-term revenue from our line of portable terminals and modifications required to the existing line of microwave products.

(Loss) earnings (in $000’s except earning per share))	Three months ended December 31, (Unaudited)		Year ended December 31,
	2006	2005	2006	2005
	$	$	$	$
(Loss) earnings from continuing operations before other expenses and income taxes	814	(1,639)	(3,791)	(4,400)
Other expenses	333	445	607	1,488
(Loss) earnings from continuing operations before income taxes	481	(2,084)	(4,397)	(5,888)
Net (loss) earnings per share Basic and diluted from Continued operations	0.01	(0.05)	(0.09)	(0.14)

Norsat International Inc.                      Management Discussion & Analysis

The Company incurred a loss of $3.8 million from 2006 operations before taxes and other expenses compared to a loss of $4.4 million in 2005. This was mainly due to reduced military sales, a higher obsolescence provision in the Satellite Systems inventory and high operation costs. The high cost of operations was significantly reduced in the forth quarter as a result of the restructuring aimed to reduce administrative expenses such as reduction in rent, staff, insurance etc. in order to improve the bottom line.

Other expenses for 2006 were $0.6 million compared to $1.5 million during 2005.  This decrease was primarily due to the write off of goodwill of $0.4 million in 2005 related to a business (IMT Communications) acquired in 1998 and charges due to a reduction in conversion price of the US$2 million convertible note. Other expenses in 2005 also included a $0.4 million charges as a result of reduction in the convertible price of long term debt.

The combined effect of the above resulted in a net loss from continuing operations for 2006 of $4.4 million or $ 0.09 per share compared to net loss of $ 5.9 million or $ 0.14 in 2005.

1.5

Summary of Quarterly Results

Quarterly Financial Data (unaudited) (Expressed in thousands of dollars, except per share amounts)
	Three Months Ended
	Mar 31	Jun 30	Sep 30	Dec 31
2006	$	$	$	$
Sales	2,919	3,764	3,149	5,424
(Loss) earnings from continuing operations before taxes	(1,782)	(1,068)	(2,030)	481
Net (loss) earnings	(1,782)	(1,068)	(2,030)	532
(Los) earnings per share from continuing operations –
Basic and diluted
Loss per share – basic and diluted	(0.04)	(0.02)	(0.04)	$0.01

Weighted average common shares outstanding	#	#	#	#
Basic and diluted	44,003	47,063	47,063	48,557

2005	$	$	$	$
Sales	2,519	6,155	4,721	4,721
(Loss) earnings from continuing operations before taxes	(1,187)	(1,241)	(1,377)	(2,083)
Net (loss) earnings	(1,188)	(1,241)	(1,377)	(2,083)
(Los) earnings per share from continuing operations – basic and diluted	(0.03)	(0.03)	(0.03)	(0.05)
(Loss) earnings per share – basic and diluted	(0.03)	(0.03)	(0.03)	(0.05)
Weighted average common shares outstanding	#	#	#	#
Basic and diluted	42,052	42,052	42,259	42,646

1.6

Liquidity and Financial Condition

The Company’s principal cash requirements are for working capital, capital expenditures, and interest payments on the Company’s debt.

The Company's cash balance as at December 31, 2006 was $1.8 million, in line with the cash balance as at December 31, 2005. During 2006, cash consumed by operations totaled $3.7 million. Cash required by capital expenditures was $1.2 million primarily due to a new enterprise reporting system and leasehold improvements for the

Norsat International Inc.                      Management Discussion & Analysis

new premises. The total cash consumed was offset by proceeds of $4.9 million from the private placement, the exercise of stock purchase options and the convertible debentures.

The Company’s working capital requirements are mainly for materials, productions and selling, operations and general administrative expenses. The Company’s working capital may be improved by increasing sales, shortening collection and payment cycles, enhancement of inventory controls and reduction of debt level.

As at December 31, 2006, the Company had working capital totaling $2.3 million compared to $4.8 million as at December 31, 2005. Working capital decreased by $2.5 million mainly due to reclassification of convertible debt of $2.3 million from long term debt to current liabilities. THe convertible debt is due on March 31, 2007. Accordingly, the long-term debt has decreased by the same amount. Accounts receivable, which was $2.8 million as at December 31, 2006, decreased by $0.2 million compared to $3 million as at December 31, 2005. This was due to lower sales in 2006. Accounts payable and accrued liabilities were $3.5 million, a decrease of $1.5 million compared to $4.5 million as at December 31, 2005, reflecting reduced material purchases level and a shorter accounts payable cycle.

Shareholders’ equity has increased primarily due to the net proceeds of $4.9 million received from the private placement, the exercise of stock options, and a conversion of convertible debentures.

1.7

Capital Resources

The Company’s capital resources as at December 31, 2006 included cash and cash equivalents. Cash flows are funded primarily through operations and, where necessary, liquidity requirements may be funded through the issuance of debt, and/or equity.

During 2006 the Company completed the following financing transactions:

On March 6, 2006 the Company closed a private placement for gross proceeds of $3,503,088 (US$3,065,232). The placement was for the sale of 1,021,744 units at US$3.00 per unit. Each unit consisted of 4 common shares and 3 common share purchase warrants (the “March Warrants”) each convertible to one common share at an exercise price of US$0.75 and a term to maturity of two years. The Company paid a placement fee of 10% of the gross proceeds. The net proceeds of the private placement of $2,953,810 were used for working capital in connection with the commercialization and production of the Norsat GLOBETrekker portable satellite systems.

The March Warrants require the Company’s management use its best efforts, in compliance with the Toronto Stock Exchange requirements and other applicable laws and regulations, to amend its exercise price to be equal to the future warrants exercise price if issued at a more favorable exercise price to arm’s length investors.

On September 26, 2006, the Company issued Cdn$1,117,693 (US$1,000,000) Series “A” Convertible Debentures (the “Convertible Debentures”) which were approved by the TSX and closed on October 26, 2006. The convertible debentures are secured, bearing interest at a floating rate of prime (as posted by the Bank of America) plus 1% and expired on January 24, 2007. Interest was payable in cash or, at the option of the holder, in common shares on maturity or on the date the Convertible Debentures were converted, whichever is earlier. The proceeds were used to fund general working capital, capital expenditures and research and development activities.

The Convertible Debentures were convertible to common shares of the Company. With the convertible debentures, the Company can issue 1,000 units with each unit consisting of US$1,000 principal amount of secured convertible debentures, convertible at a price of US$0.40 per common share and 1,250 common share purchase warrants (the “September Warrants”) with each warrant being exercisable at a price of US$0.45 for a period of 2 years. On November 6, 2006, the US$1,000,000 Convertible Debentures were converted in full to 2,500,000 Norsat common shares plus 1,250,000 warrants.

On November 6, 2006, in connection with the September warrants, the Company obtained approval from the TSX to amend the exercise price of each of the 3,065,232 common share purchase warrants issued in March 2006 from US$0.75 to US0.475. The amendment took effect on November 22, 2006. All other terms of the March warrants remain intact.

On December 6th, 2006, the Board of Directors of Norsat (“Board”) adopted the Amended Employee Share Ownership Plan (“ESOP”), previously registered with the B.C. Government in 1991 under the Employee Investment Act (British Columbia) (“EIT”). Under the ESOP 1,998,750 Norsat common shares were reserved for issuance to

Norsat International Inc.                      Management Discussion & Analysis

eligible employees.  In addition, eligible employees who are tax-residents in British Columbia may also receive an investment tax credit of up to 20% on share purchases under the Plan.

The ESOP also granted to eligible employees who purchase shares under the offering, one-half of one non-transferable share purchase warrant for each share purchased. Each whole share purchase warrant (a “Warrant”) entitles the holder to purchase one common share for 2 years from the closing date of the offering at a price of $0.54 (or US$0.48) per common share.

Subsequent to the year ended December 31, 2006, the Company issued 1,065,968 common shares and 532,984 non transferable share purchase warrants to its employees under the Amended Employee Share Ownership Plan for a consideration of $479,686.  Each share purchase warrant entitles the holder to purchase one common share at a price of US$0.48 for two years from the closing date.

All of the common shares and warrants are subject to a four-month hold period which ends May 13, 2007. During this period, these securities cannot be traded nor are they freely transferable. Of the securities issued under this private placement, 145,644 common shares will be held in escrow under an escrow agent between the Company and a trust company selected by the BC government until January 12, 2010. The escrow requirement applies to employee shareholders resident in British Columbia, who have elected to receive tax credits under the Employee Investment Act (British Columbia). Employee share holders may seek government approval for an early release from escrow upon the repayment of any tax credits received.

The proceeds will be used for working capital purposes.

As at December 31, 2006, the Company has an unsecured convertible note in the amount of US$2,000,000, bearing 8% annual interest due on March 31, 2007. The notes are convertible into common shares of the Company at a price of US$1.25 per share at the holder’s option at any time. The interest is paid semiannually.

Subsequent to the year ended December 31, 2006, the Company entered into a “US$900,000 Dollar Bridge Loan Agreement” (the “Bridge Loan Agreement”) on March 21, 2007 with a financial institution, which in turn holds a 5% of the Company’s shares. Under the Bridge Loan Agreement, the lender agrees to loan US$900,000 to the Company no later than March 27, 2007 subject to the terms and conditions as follows:

➢

The principal amount of US$900,000;

➢

Interest at the rate of 8% per annum over the balance of the loan, payable at the end of the term, or on the day when the loan is retired;

➢

The term of the loan is 60 days maturing on May 31, 2007;

➢

Payment in full on May 31, 2007, or partial payments within the 60 days term at Norsat discretion. The loan is renewable at the end of the term.

The loan was used to pay a portion of the US$2,000,000 convertible debt. The loan was received on March 28, 2007.

On March 22, 2007, the Company also received a $150,000 bridge loan from an officer of the Company with the same terms as the above bridge loan.

On March 29, 2007,  the US$2 million convertible debt was paid in full.

Norsat International Inc.                      Management Discussion & Analysis

The following table presents the aggregate amount of future cash outflows for contractual obligations as of December 31, 2006 under various purchasing commitments, loan commitments and operating lease agreements for each of the next five years:

CONTRACTUAL OBLIGATIONS	2007	2008	2009	2010	2011
	$	$	$	$	$
Convertible debenture and interest payment	2,344,032				
Inventory purchase obligation	3,961,604				
Operating lease obligations	545,645	466,395	420,692	420,692	385,634
Total	6,851,281	466,395	420,692	420,692	385,634

In the normal course of operations the Company enters into purchase commitments. The Company has accrued for estimated losses, if any, when determinable, including losses on disputed purchase commitments with suppliers. Included in 2006 commitments are inventory and material purchases of $3,961,604.  Included in 2007 is the US$2,000,000 convertible note plus US$80,000 interest accrual which was paid in full on March 28, 2007.

The Company believes most of working capital can be funded through its operations. The Company may also pursue other financing facilities to fund its working capital and meet its debt obligations from time to time.

Due to consistently changing economic conditions which may not be under the control of the Company, there can be no assurance that additional financing will be available when needed or, if available, that it can be obtained on commercially reasonable terms.

1.8

Off Balance Sheet Arrangements

Not applicable.

1.9

Transactions with Related Parties

The Company had no related party transactions during the year ended December 31, 2006.

On March 22, 2007, the Company also received a $150,000 bridge loan from an officer of the Company (refer to 1.7 Capital Resources).

Norsat International Inc.                      Management Discussion & Analysis

1.10

Fourth Quarter

	Three months ended December 31, 2006 (Unaudited)	Three months ended September 30, 2006 (Unaudited)	Change	Change
Sales (in $000’s)	$	$	$	%
Microwave	2,297	2,469	(172)	(7%)
Satellite	3,127	680	2,447	360%
Total sales	5,424	3,149	2,275	72%
Gross margin (%)
Microwave	53%	28%	-	-
Satellite	45%	5%	-	-
Average gross margin	47%	23%	-	-
Expenses (in $000’s)
Selling, general and administrative	1,510	2,011	(501)	(25%)
Product development	205	502	(297)	(59%)
Amortization	75	146	(71)	(49%)
Total expenses	1,790	2,659	(869)	(33%)
Earnings (loss) (in $000’s)	532	(2,030)	(1,498)	(74%)

Total net earnings for the fourth quarter were $0.5 million as compared to a net loss of $2.0 million in the third quarter. This was mainly due to satellite sales that were delayed in the previous quarters and a positive impact from cost restructuring.

Sales in the fourth quarter increased to $5.4 million compared to $3.1 million in the third quarter primarily due to large military sales that was delayed from previous periods in 2006. The overall gross profit margin increased to 47% from 23% mainly due to a $0.5 million additional obsolescence provision incurred in the third quarter and the year end adjustment resulted in a cost rollup in the fourth quarter.

Selling, general and administrative expenses decreased to $1.5 million compared to $2.0 million in the third quarter mainly due to severance package and legal fees incurred in the third quarter. Rental costs reduced by 0.1 million in the fourth quarter compared to the third quarter due to an office relocation.

Product development expenses decreased to $0.2 million in the fourth quarter from $0.5 million in the third quarter due to staff reduction, reduced legal costs and an obsolescence provision in the third quarter.

Amortization expense reduced by 49% in the fourth quarter due to a year to date adjustment in capital assets as a result of the reallocation of facilities.

1.11

Proposed Transactions

Not applicable.

1.12

Critical Accounting Estimates

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada, and makes estimates and assumptions that affect its reported amounts of assets, liabilities,

Norsat International Inc.                      Management Discussion & Analysis

revenue and expenses, and the related disclosures of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

Management has discussed the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the following disclosures.

The following critical accounting policies reflect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:

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The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments.  Management specifically analyzes the age of outstanding customer balances, historical bad debt experience, customer credit-worthiness and changes in customer payment terms when making estimates of collectability of the Company’s accounts receivable balance. If the Company determines that the financial condition of any of its customers has deteriorated, increases in the allowance may be made. At December 31, 2006 the Company has recorded an allowance for doubtful accounts in the amount of $198,170  (2005 – $255,000) as a reduction to accounts receivable.

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The Company values its finished goods and work-in-process inventories at the lower of weighted average cost and net realizable value. Net realizable value reflects the current estimated net selling price or value in use of the item in inventory in a non-forced sale. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. When the results of these assumptions differ from the Company’s projections, an additional inventory write-down may be required. In addition, changes in the underlying factors used in the Company’s projections may necessitate additional write-downs in the future.  Market factors are generally outside of the Company’s control.  At December 31, 2006 the Company has recorded an estimate for obsolescence provision in the amount of $1,919,881 (2005 - $1,050,000) as a reduction to inventory.

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The Company generates a portion of its revenue from multiple elements sales arrangements. Revenue is recognized for each element when there are no remaining performance obligations required and is based on their relative fair value at the inception of the sales arrangement. If fair value cannot be determined, either due to changes in contract elements or other factors, it will be necessary to defer revenue until objective evidence of fair value exists or when the final elements are delivered.

1.13

Changes in Accounting Policies including Initial Adoption

The Company did not adopt any new accounting standards or change any accounting policies in 2006.

RECENT ACCOUNTING PRONOUNCEMENTS

On April 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued the following new standards, which impact the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income:

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CICA Handbook Section 1530, “Comprehensive Income”, defines and establishes the reporting requirements for comprehensive income.

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Section 3251, “Equity”, replaces Section 3250, “Surplus”, establishes standards for the presentation of changes in equity.

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Section 3855. “Financial Instruments – Recognition and Measurement”, establishes the requirements for the recognition and measurement of financial assets, financial liabilities and non-financial derivatives.

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Section 3861, “Financial Instrument – Disclosure and Presentation”, replaces Section 3860 “, “Financial Instrument – Disclosure and Presentation” and establishes the requirements for presentation and disclosure of financial instruments and non-financial derivatives.

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Section 3865, “Hedges”, establishes the standards for when and how hedge accounting may be applied.

These standards will be effective for the Company from January 1, 2007. The impact of implementing these new standards on the Company’s financial position, results of operations and cash flow is not yet determinable and is under review.

Norsat International Inc.                      Management Discussion & Analysis

1.14

Financial Instruments and Other instruments

The Company’s financial instruments include cash and cash equivalents, short-term investments, accounts receivables, accounts payable, accrued liabilities, current liabilities from discontinued operations and convertible debt.  The carrying value of cash and cash equivalent,  short-term investments, accounts receivables, accounts payable, accrued liabilities is approximate to their fair values due to the short-term nature of these financial assets and liabilities.

The fair value of the convertible debt is based on estimated future cash flows discounted using the current market rate for debt under similar circumstances with similar terms and remaining maturities.  Based on these estimates, the carrying value of this instrument approximates its fair value.

The interest rate on the convertible debt is fixed.  This exposes the Company to market value risk should interest rates drop.  The Company does not enter into any derivative agreements to mitigate this risk.

The Company is exposed to foreign currency exchange risk as a result of its sales and cost of sales being predominately denominated in United States dollars.  To manage its exchange risk, the Company holds cash and cash equivalents denominated in United States dollars and has entered into financing in United States dollars.  The Company has not entered into any derivative agreements to further mitigate this risk.

1.15

  Outstanding Share Data

The following details the share capital structure as at March 30, 2007:

	Remaining life / Expiry date	Exercise price	Number of securities	Total
Common shares				50,628,526

Share purchase options
	3.71 years	$0.50 to $2.39	1,781,150
	3.37 years	$2.40 to $4.29	140,750
	3.37 years	$4.30 to $6.19	140,750	2,062,650

Warrants	April 8, 2009	$1.09	1,206,811
	March 8, 2008	US$0.475	3,065,232
	November 6, 2008	US$0.45	1,250,000
	January 12, 2009	$0.58 ($US0.475)	532,984	6,055,027

1.16

Risks and Uncertainties

RISKS ASSOCIATED WITH FINANCIAL RESULTS

The Company’s inability to generate sufficient cash flows may result in Norsat not being able to continue as a going concern.   The Company’s consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company having sufficient available cash resources; renegotiating the terms of all or some portion of the short-term debts; and achieving profitable operations to generate sufficient cash flows to fund continued operations. Should the Company fail to generate sufficient cash flows from operations, it will require additional financing to remain a going concern.  For the year ended December 31, 2006, the Company has incurred recurring operating losses and has a deficit of $46,171,779 and has not generated positive cash flow from operations.

Norsat International Inc.                      Management Discussion & Analysis

On March 28, 2007 the Company paid off US$2 million convertible debenture partially through a short term financing at much cheaper costs. The retirement of the convertible debenture reflects on this team’s commitment to strengthen the Company’s financial foundation on a compressed schedule.  However, whether the Company can meet its short term debt obligation depends on its success in the future operations which may not fully predictable due to a rapidly changing economic environment.

In view of these conditions, the ability of the Company to continue as a going concern is dependent upon achieving profitable operations and on the ability of the Company to obtain additional financing. The outcome of these matters can not be predicted at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

The Company’s inability to accurately forecast its results from quarter to quarter may affect its cash resources and result in wide fluctuations in the market price of the Company's stock. The operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are described below. Due to these and other factors, most of which are outside of the Company’s control, the quarterly revenues and operating results are difficult to forecast. As a result, the Company may not be able to accurately predict its necessary cash expenditures during each quarter or obtain financing in a timely manner to cover any shortfalls. The Company also believes that period-to-period comparisons of its operating results may not be meaningful and one should not rely on any such comparisons as an indication of its future performance.

RISKS ASSOCIATED WITH BUSINESS AND OPERATIONS

The Company’s exposure to business and operation risks includes but is not limited to the following:

➢

The Company cannot be sure it will be able to identify emerging technology and market trends, enhance the existing technologies or develop new technologies in order to effectively compete in the satellite communications industry.

➢

The Company has customer concentration.  A significant portion of the Company’s revenues have been recognized from a limited number of customers.  While the Company has been diversifying its customer base, the efforts to date may be insufficient to offset the effects of the quarterly variance of sales and delays associated with selling to the Government sector.

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The Company cannot be sure that it will be able to compete effectively with the current competitors.

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The Company has limited intellectual property protection.

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The Company depends on its key employees and it cannot be sure that it will be able to keep these employees or hire and train replacements.

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The Company sells products which may, in certain instances, be subject to export and/or re-export restrictions. The Company may also be subjected to penalties and fines should there be a breach in its processes. The Company has formed a committee to actively oversee compliance with all such export regulations.

➢

The Company buys components and products which may, in certain instances, be subject to contractual obligations to purchase minimum quantities during a given period, maintain resale records and abide by certain resale restrictions. Failure to fulfill any or all of these may negatively impact liquidity should the Company be forced to take ownership of any un-purchased units. It may also affect the Company’s ability to continue supplying products as originally specified and thus affect obligations to fulfill customers.

➢

The Company may be subject to product liability claims, which are not fully covered by insurance.

➢

The Company intends to expand its international operations. It thus faces a number of risks including tariffs and other trade barriers, political and economic instability in foreign markets and fluctuations in foreign currencies. Those external risks may not be under the Company’s control. While the additional resources are required for the expansion, the Company cannot be sure its success and a failure of such expansion would have reversed impact on the Company’s business.

Readers are advised to assess to Form 20F filed under www.sec.gov/edgar.shtml for the full contents of “Risks Associated with Business and Operations”.

Norsat International Inc.                      Management Discussion & Analysis

RISKS ASSOCIATED WITH THE VALUE OF NORSAT SHARES

The exercise of the existing outstanding options, warrants, warrants to be issued, conversion of long-term debt and the number of shares available for future issuance may substantially dilute the value of the Company’s common shares. The Company has 75,000,000 shares of Common Stock authorized, of which 49,562,558 were outstanding at December 31, 2006 and an additional 7,820,193 common shares have been reserved for issuance upon the exercise of outstanding options, warrants, warrants to be issued, or conversion of long-term debt as of such date. Although the Board of Directors has no present intention to do so, it has the authority, within parameters set by the Toronto Stock Exchange (the “TSX”), without action by the shareholders, to issue authorized and unissued shares of Common Stock. Any series of Preferred Stock, if and when established and issued, could also have rights superior to shares of the Company’s Common Stock, particularly in regard to voting, the payment of dividends and upon liquidation of Norsat. Convertible debt, if issued to raise additional working capital for the Company could also have dilutive effect on the shareholders.

RISKS ASSOCIATED WITH FOREIGN EXCHANGE

The Company is exposed to foreign exchange fluctuations in the U.S. dollar. A stronger Canadian dollar reduces U.S. dollar-denominated revenues and expenses. Net income is also reduced because a higher percentage of revenues than expenses are generated in U.S. dollars. The Company has arranged its long-term debt in U.S. dollars to partially hedge against the US dollar sales and receivables. The Company does not engage in any formal hedging transactions at this time but has plans in place to hedge its position for large sale transactions.

1.17

Disclosure Controls and Internal Controls over Financial Reporting

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2006, by and under the supervision of the CEO and CFO.  Based on this evaluation, the CEO and CFO have concluded that the disclosure controls and procedures, as defined in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (“the Exchange Act”) are effective to ensure that (i) information required to be disclosed in reports that are filed or submitted under Canadian securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in those rules and forms; and (ii) material information relating to the Company is accumulated and communicated to the Company’s management, including the CEO and CFO, or persons performing similar functions.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP and the requirements of the Securities and Exchange Commission in the United States, as applicable.  Management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company.

The Company’s management, including the CEO and CFO, has evaluated the effectiveness of the internal controls over financial reporting.  Based on this revaluation, management has concluded that internal control over financial reporting were designed effectively as of December 31, 2006.

The Company’s management redesigned internal controls following the change in executive management on September 8, 2006. As a result of this review it was determined that there are a number of areas of weakness including segregation of duties and process-level controls at the Company’s UK subsidiary. The Company believes that there are mitigating entity-level controls.  Other than the changes noted above in relation to change In personnel and the subsequent review of internal controls there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

While the Company’s CEO and CFO believe that the Company’s internal controls over financial reporting provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and

Norsat International Inc.                      Management Discussion & Analysis

procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.